Cravath, Swaine & Moore LLP

825 8th Avenue

New York, New York 10019

April 28, 2014

Via EDGAR

Ms. Loan Lauren P. Nguyen

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

GasLog Partners LP
Amendment No. 1 to Registration Statement on Form F-1
Filed April 21, 2014
File No. 333-195109

Dear Ms. Nguyen:

GasLog Partners LP (the “Partnership”) has today (i) confidentially submitted this letter with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, and (ii) filed with the SEC Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form F-1, filed with the SEC on April 7, 2014 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement, filed with the SEC on April 21, 2014 (“Amendment No. 1”). This letter and Amendment No. 2 set forth the Partnership’s responses to the comments contained in your letter of April 25, 2014 (the “Comment Letter”), relating to the Partnership’s supplemental response submitted via EDGAR on April 24, 2014, in connection with Amendment No. 1. Four clean copies of Amendment No. 2 and four copies of Amendment No. 2 that have been marked to show changes made to Amendment No. 1 are enclosed for your convenience along with four copies of this letter.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Partnership’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 2.

Formation Transactions, page 7

General, page 7

1.	Please revise to disclose the number of subordinated shares that will be issued to GasLog (i.e. 9,822,358) as part of the formation transaction.

In response to the Staff’s comment, the Registration Statement has been revised as requested. Please see page 9 of Amendment No. 2.

Cash and Capitalization, page 59

2.	Revise the introductory paragraph to disclose that the “as further adjusted” amounts also give effect to the formation transaction in which common units, subordinated units and general partner units are issued to GasLog and its affiliates and disclose the significant terms of this formation transaction.

In response to the Staff’s comment, the Registration Statement has been revised as requested. Please see page 68 of Amendment No. 2.

3.	Please tell us and revise the footnotes to your capitalization disclosures to explain how you determined the value of common units, subordinated units, and general partner interest held by GasLog of $14,674, $101,333, and $4,136, respectively. Also, revise the capitalization table to disclose the number of common units held by the public and the number of common units, subordinated units and general partner units held by GasLog and its affiliates on an “as further adjusted” basis.

The value of common units, subordinated units, and general partner interest held by GasLog in the “as further adjusted” column represents equity attributable to GasLog Partners before the completion of the offering of $156,168,950, less the cash payment of $36,026,000 to GasLog, allocated pro rata among the units to be held by GasLog and its affiliates immediately following the offering on the basis of 1,422,358 common units, 9,822,358 subordinated units and 400,913 general partner units. The notes to the capitalization table have been revised to reflect this.

In addition, the capitalization table has been revised as requested to disclose the number of common units held by the public and the number of common units, subordinated units and general partner units held by GasLog and its affiliates on an “as further adjusted” basis. Please see pages 69 and 70 of Amendment No. 2.

Dilution, page 60

4.	Please tell us how you calculated your tangible pro forma net book value of $263.83 million and supplementally provide us with your computation of this amount.

In response to the Staff’s comment, as discussed with the Staff on April 25, 2014, a table setting out the calculation of our historical and pro forma net tangible book value and pro forma net tangible book value per unit before and after the offering has been included on page 71 of Amendment No. 2.

5.	We note that your pro forma net tangible book value per share before the offering of $12.55 per share only includes the book value of contributed assets and liabilities and the shares issued to GasLog for their contribution. Please supplementally provide us with this computation.

In response to the Staff’s comment, as discussed with the Staff on April 25, 2014, a table setting out the calculation of our historical and pro forma net tangible book value and pro forma net tangible book value per unit before and after the offering has been included on page 71 of Amendment No. 2.

Contractual Obligations, page 99

6.	We note from the pro forma table of contractual obligations on page 100 that your pro forma long-term debt obligations amount to $394,895. Given that your total debt obligations in the actual table on page 99 amount to $394,895, please revise to reflect the application of the offering proceeds used to repay debt of $82.63 million. Your revised pro forma contractual obligations should be consistent with those presented in your “as further adjusted” capitalization disclosures on page 59.

In response to the Staff’s comment, the Registration Statement has been revised as requested. Please see page 116 of Amendment No. 2.

7.	Please revise the amounts reflected in your pro forma contractual obligations table for obligations due to related parties so that the amounts due in less than one year of $26,674 do not exceed the total amount of such obligations of $24,674 on a pro forma basis.

In response to the Staff’s comment, the amount due to related parties has been revised on page 116 of Amendment No. 2 such that the two amounts are equal.

*     *     *

On behalf of the Partnership, please allow us to express our appreciation of your attention to this matter. Should you have any questions or comments with respect to this response letter, please contact William P. Rogers, Jr. at 212-474-1270 or D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ William P. Rogers Jr.

William P. Rogers Jr.

Copy to:

Mr. Simon Crowe

Chief Financial Officer

GasLog Ltd.

c/o GasLog Monaco S.A.M.